Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

Executives of Symantec Corporation and VERITAS Software Corporation intend to use the following slides in a presentation to Institutional Shareholder Services, Inc. regarding the proposed merger of the two companies on June 7, 2005, which presentation will be posted on the joint Symantec-VERITAS merger website.

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Delivering Information Security and Availability

Forward-Looking Statement This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec's results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. June quarter guidance for Symantec and VERITAS is effective as of May 31, 2005. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec's and VERITAS' most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement. Forward-Looking Statement

Where to Find Additional Information Symantec Corporation has filed a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS' annual report on Form 10-K for the year ended December 31, 2004, which was filed with the SEC on April 6, 2005. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523. Additional Information

Strategic Rationale

Access Risk

Balance Access and Risk with Return on Investment Network Application Database OS/Server Storage ACCESS Complexity Risk Availability CIO Balance Security Threats Compliance Business Continuity Performance Security Clients

CIO Priorities: Security and Storage CIO Priorities Reduce IT Cost and Complexity 81% make reducing overall complexity a top priority 70% are looking for a significant payoff from emerging technologies Almost half continue to focus on cost reductions as a top priority Focus on Revenue Generating Programs Delivering greater service to customers is top priority for 72% of CIO's 49% view revenue growth as a top priority Mitigate IT Risk Security continues as a top priority for 84% of CIO's More than half, 59%, have budgeted business continuity initiatives Nearly all (86%) intend to be fully compliant with regulatory requirements Source: CIO Insight, 30 strategies for the year ahead, ZD publishing

Information Security and Information Availability Must Converge Automation Performance Availability Applications Servers Storage Security Convergence Network

Industry Leaders Driving Convergence Driving Convergence Leading Provider of Availability Software Information Availability + = Information Security Leading Provider of Security Software

Category Leadership - Uniquely Positioned to Drive Convergence Storage Software Backup & Recovery Storage Management Vulnerability Mgmt Secure Content Mgmt Security Software Leadership Source: Gartner, IDC Industry leader across all major security and availability categories

1) Source: IDC, 2004. 2) Security Services includes data for U.S. Consulting, Management Services and Education and Training market segments. 3) DBMS Management Software includes data for Data Movement and Replication and Data Management Facilities market segments. Leadership Positions in Large and Growing Markets Well-positioned in large and growing markets Our addressable market has a 12% CAGR Compares with a total software market CAGR of 7% Revenue opportunity drives earnings growth and cash flow Security Software Sys & Nwk Mgmt Security Services Security Appliances Storage Software Clustering DBMS Mgmt $35B $56B Market Size

Competitive Advantages Broad category leadership #1 market share in 6 market segments Unique scale and scope No hardware agenda Strong financial position Large and growing addressable markets Uniquely positioned to drive convergence Competitive Advantage

Integration Update

Integration Priorities Sustain business momentum Deliver on cost synergies Facilities Procurement Headcount redundancies Seize near-term revenue opportunities Communicate product strategy and roadmap to customers Priorities

Product Integration Plans

Phase I — Months 0-6	Phase II — Months 6-12	Phase III — Months 12+
Product Interoperability ▪ Symantec and VERITAS testing and certification **Leverage DeepSight to trigger alerts in Backup products** **Joint Offerings and Solutions** ▪ Resilient Infrastructure/ Business Continuity ▪ E-mail Management ▪ Regulatory Compliance	**Product Integration** ▪ Common user interface ▪ Common licensing ▪ Common install ▪ Live Update integration **Integrated support infrastructure** **Product-to-product integration**	**New information integrity management solutions based on shared technology** **Applications compliance and performance optimization solutions** **Convergence of integration platforms** **Seamless support infrastructure** **Seamless licensing management**





Product Plans 15

Sales and Channel Integration Planning Four-pronged approach to winning in the marketplace Leverage key account relationships and identify cross-selling opportunities Leverage Symantec resellers to expand VERITAS presence in mid-market Leverage online capabilities into mid-market and enterprise accounts Continue to drive consumer sales Revenue synergy opportunities Minimal customer overlap provides cross-selling opportunities into existing installed base Direct sales coverage model Relationship managers identify opportunities Capitalize on sales engineers expertise Sales and Channel Opportunities SYMC Only Overlap VRTS Only Overlap

Integration Summary Infrastructure integration plans People Process Systems Announced leadership in every area of the organization Cost synergies identified Outlined product plans Identified early sales opportunities Finalized sales coverage model Integration Summary Ready to Go, Day 1!

Market Reaction

Market Trends Market Reaction to Transaction Technology sector in general has been weak Software sector has been the hardest hit Typical of calendar first half seasonality Microsoft activity continues to pressure the security sector Market is discounting the inevitable consolidation of the software sector Market is discounting the financial strength and execution of both companies

Market Trends Symantec Outperforms Security Peer Group Security Peer Group Declines 20.9% Indexed stock price performance based on closing prices 12/15/04 through 06/03/05

Market Trends VERITAS Outperforms Infrastructure Peer Group Indexed stock price performance based on closing prices 12/15/04 through 06/03/05 Infrastructure Peer Group Declines 14.3%

Microsoft Impact One Day % Change in Stock Price One Day % Change in Stock Price Date Event SYMC McAfee 1 12/16/04 Merger announced; MSFT announces security acquisition (8.2%) (10.6%) 2 12/20/04 MSFT announces security partnership with Trend Micro (5.2%) (6.8%) 3 01/06/05 MSFT announces AV product availability by year end; Morgan Stanley downgrades SYMC (7.4%) (5.6%) 4 02/08/05 MSFT acquires security company, Sybari Software (6.4%) (8.2%) 5 05/13/05 MSFT announces Windows One Care 3.9% (1.4%) Symantec and McAfee Reaction to Microsoft 1 2 3 4 5 Indexed stock price performance based on closing prices 12/15/04 through 06/03/05

Financials

Financial Metrics* Pro forma revenue expectation of $5 billion for FY06 Related operating expenses expected to be 55% of revenue Expect cost synergies of $100 million to be realized in the first 12 months Non-GAAP EPS is expected to be $0.99, excluding the amortization of deal-related intangibles, the impact of the deferred revenue write-down, restructuring charges, amortization of deferred compensation, and one-time costs associated with the merger Combined entity should generate $400 - $500 million per quarter in cash flow from operating activities Expect total cash of approximately $6 billion at closing Special meetings are scheduled for June 24, 2005 Expect to update guidance after the close Financial Metrics *Financial metrics for the combined company were originally made on announcement date, December 16, 2004

Recent Announcements Share Repurchase Symantec Board authorized the repurchase of an additional $3 billion Effective from close of the merger through March 31, 2006 Expected to be accretive to non-GAAP $0.99 earnings per share forecast VERITAS 1Q05 Reported revenue of $559 million compared to median IBES estimate of $535 million, 4% out-performance GAAP earnings per share of $0.17 Non-GAAP earnings per share* of $0.26 Symantec 4Q05 Reported revenue of $713 million compared to median IBES estimate of $708 million, 1% out-performance GAAP earnings per share of $0.16 Non-GAAP earnings per share* of $0.25 Recent Announcements *See reconciliation of GAAP to non-GAAP financials in exhibits at the end of this presentation

June Quarter Guidance* Symantec 1Q06 Forecast Revenue between $700 - $720 million GAAP earnings per share of $0.23 at the mid-point of revenue guidance Non-GAAP earnings per share** of $0.25 at the mid-point of revenue guidance VRTS June Quarter Guidance: Revenue between $500 - 540 million GAAP earnings per share between $0.15 - 0.20 Non-GAAP earnings per share** between $0.17 - 0.22 Recent Announcements *June quarter guidance is effective as of May 31, 2005 and is not being reaffirmed as part of this presentation. **See reconciliation of GAAP to non-GAAP financials in exhibits at the end of this presentation.

Process & Governance

Process Reflects "Best Practices" for Merger Symantec formed a special committee of independent outside directors to advise management on negotiations with VERITAS The Symantec special committee had regular discussions with company officers to provide guidance Full board convened 5 sessions to review merger details The independent directors of VERITAS had periodic discussions with company officers to discuss the merger with Symantec Full board convened 6 sessions to review merger details Merger agreement provides the ability for either party to consider and potentially accept a superior alternative offer Process

VERITAS Change-in-Control Provisions Last updated March 2004 Double triggers for severance pay Reasonable compensation provisions Limited accelerated vesting of options and restricted stock Change-in-Control

Best-in-Class Corporate Governance No changes are being made to Symantec's "best-in-class" governance structure Majority independent board Annual elections of full board Fully independent key committees Executive stock ownership guidelines Symantec's ISS Corporate Governance Quotient: outperforms 96% of S&P Software & Services sector Governance

Support for the Merger

Wall Street Sentiment Rising for Symantec Support for the Merger Dec Jan Feb Mar Apr May / June 1 -Avondale 2 -FBR JMP Legg Mason 3 -Piper Jaffray Prudential 4 -Raymond James Wachovia Downgrade AG Edwards CIBC 2 -FBR JP Morgan Kaufman RBC Upgrade CSFB Buckingham 1 - Avondale Janney 5 - Morgan Stanley Deutsche Bank 3 - Piper Jaffray 4 - Raymond James UBS Initiate Atlantic Equities (BUY) 5 - Morgan Stanley (UNDERWEIGHT) RW Baird (NEUTRAL) Bank of America (NEUTRAL) JP Morgan (OVERWEIGHT) Wedbush Punk Ziegel (BUY) WR Hambrecht (BUY) 1 - 5 Denotes firms that have upgraded since December downgrade

Wall Street Sentiment Rising for Symantec Support for the Merger December 13, 2004 January 24, 2005 June 3, 2005 Source: FactSet, based on IBES consensus data

Support for the Merger Industry Analyst Support for the Merger "The merger creates a platform-independent security and storage software vendor that leaves many of its competitors looking like niche players, since they are generally much more platform-centric. This is perhaps the most powerful rationale for the merger." Graham Titterington - Ovum "Security is becoming more and more of a factor in sales of storage technology, as companies look for ways to manage and control access to stored data and how to comply with a host of data privacy regulations." Carl Greiner - META Group "This merger positions Symantec as a major player in the infrastructure software market together with IBM and HP. It strengthens [Symantec's] capabilities to deliver on its holistic approach to enterprise security, repositions the company to go beyond its antivirus software heritage, and establishes Symantec as a serious player in the enterprise market." Vivian Terio - IDC "This merger could lead to an entity that is larger than the sum of its parts - an effective meshing of security, system management, data protection and (possibly) utility computing that will serve a broad set of customer needs." Bill North - IDC "Over time, the combined company could begin providing what the industry needs in terms of security- infused storage products. You'll see complete integration of things, like a security event triggering an automated backup, that ultimately has to happen." Steve Duplessie - Enterprise Strategy Group

Support for the Merger Financial Analyst Support for the Merger "We see long-term strategic sense here. The combinations of technologies in security, storage and systems management are increasingly not rare and actually right in-step with other industry leadership. We believe investors could eventually recognize the power of this convergence trend as well and reward the combined company's head start in terms of enterprise software market presence." Dan Cummins - UBS "The new company will benefit from a much larger installed base opportunity. Scale will also offer pricing leverage and customer mind share. The company will have exposure to a broad range of enterprise and consumer markets. It will be positioned to benefit from a broader range of spending drivers, including consolidation, convergence of security and data management, as well as cross enterprise application management." Adam Holt - JP Morgan "In light of these trends [(convergence of systems management and security)], the acquisition of VRTS the #1 vendor in storage management and with a growing presence in systems management makes complete strategic sense. While a merged company would initially continue to run as separate entities, we believe that there are a number of product synergies between the two longer-term." Tom Berquist - Citigroup "We believe enterprises are intensely focused on reducing the cost of owning IT. The combination of solutions addresses the management, performance, availability, utilization and security issues that contribute to maintenance costs approaching 80% of overall IT budgets." Philip Winslow - CSFB

Symantec and VERITAS - Driving Long-term Value Solving the CIO's Biggest Problems Reduce risk and complexity of managing IT infrastructure Heterogeneous solutions from a single source Scale in Consolidating Industry Breadth and depth: Information Security and Information Availability Market leaders in security and storage Fastest growing large software company Large and growing addressable markets Broad Coverage Model Global reach: Consumer to small business to large enterprise Channel presence: Volume distribution to global system integrators Strong Financials Solid balance sheet Strong cash flow generation Summary

Thank You

Symantec's Reconciliation of non-GAAP to GAAP: Quarter View Symantec Reconciliation

VERITAS Reconciliation of non-GAAP to GAAP: Quarter View VERITAS Reconciliation The non-GAAP financial measures provided herein exclude the impact of non cash charges related to acquisitions, such as the amortization of developed technology, amortization of intangibles, in-process research and development and stock-based compensation expense and the impact of other special items, such as other stock-based compensation expense, gain on strategic investments and related adjustments to provision for income taxes, on our operating results. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Footnotes: A To exclude stock-based compensation expense B To exclude non-cash charges of amortization of intangibles and in-process research and development related to acquisition. C To exclude gain on strategic investments D To adjust the provision for income taxes to reflect the effect of non-GAAP adjustments on net income. E To exclude $30 million related to the Company's expected settlement with the SEC, as described in more detail in Part II, Section 1 of the Company' Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 10,2005.